Contact

www.linkedin.com/in/tommyrichardsonjr (LinkedIn)

Top Skills

Enterprise Software
Strategic Planning
SaaS

Tommy Richardson, Jr.

Always Ready!
Las Vegas, Nevada, United States

Summary

Build the best teams on the planet!

A Forbes top 50 Universities Alumni, Tommy Richardson, Jr. is a strong visionary and operations development leader to hospitality, retail, and entertainment. Has a proven track record of successful execution in rapid growth environments.

• Significant experience with global enterprises, fortune 100 companies, complex environments, start-ups.

• Extensive networks in the high-tech, hospitality, entertainment, news media, fundraising and venture capital communities.

Experience

PaySoko Systems, Inc:

Co-Founder
October 2022 - Present (9 months)

Oversees domestic and international projects, and organizational development.

GlobalSoko Foundation, Inc.

Co-Founder
March 2020 - Present (3 years 4 months)
Las Vegas Metropolitan Area

Manages international impact projects and programs.

Philanthropy Development, Project Management, Consultant and Advisory

Operations, Visionary Development
January 2017 - Present (6 years 6 months)
Las Vegas, Nevada Area

Working with projects, companies and advisory teams focused on:

-Execution of IT business systems and projects to achieve operational and marketing efficiency

-Social impact investment and ROI

-Strategic planning, business analysis and system design

-International diversity program development

-Start-up and fundraising advisory

Tommy has a proven track record of putting 'niche' diverse teams together to grow ideas from concept to fundable market traction. He is also sought after for strategic project development advancement advisory.

Social Media Gateways
Co-Founder & COO
January 2012 - Present (11 years 6 months)
Palo Alto, Las Vegas areas

Tommy is a visionary, focused on organization-wide projects, diversity, growth, execution and fundraising initiatives.

SMG's flagship product SSNAPP is a multi Award Winning solution that enables brands to activate the influence of social media, drive advocacy, deliver results and create superior engaging customer experiences in a single solution. Brands can finally show ROI and increase revenue and uses pattern-matching with predictive intelligence to connect brands with their most loyal fans to extend reach and significantly be more targeted with marketing efforts.

Zorate LLC
Principal, Business Development & Operations
2008 - 2011 (3 years)

Managed product launch projects as part of the Executive Development Team of Zorate.com

Agilysys
Sr. Executive Technical Sales Consultant
June 2005 - July 2010 (5 years 2 months)

Managed portfolio projects and exclusive c-suite relationships. Responsible for innovation pre-sales strategies and initiatives to cross-industry major accounts in the hospitality, and entertainment verticals.

LV/CHI Entertainment

Creative Entertainment Consultant
2008 - 2010 (2 years)

Developed strategic growth teams.

Memphis Grizzlies
IT Special Projects
2004 - 2005 (1 year)

Part of the FedEx Forum opening team for IT Special Projects alignment with
executive management teams.

Associate Team
Associate Team Member
1997 - 2005 (8 years)

Best Buy, Lowes Home Improvement, Dillards, Red Lobster, TJX Companies.

Walt Disney World
Walt Disney World College Program Alumni
2002 - 2002 (less than a year)

Operations, Vip guest management systems team.

Cintas
Operations Analyst
2001 - 2001 (less than a year)

Operational analyst for brand production efficiency.

Education

Southern Illinois University, Carbondale
B.S., Minor - Communications R.T. Audio Production, Information Systems
Technology · (2000 - 2005)

Swansea University
 · (2003 - 2003)

Florida State University
Resort Management - Certification · (2002 - 2002)

Columbia College Chicago
 · (1991 - 1999)